UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

                     For the Period Ended September 30, 2005

                        Commission file number: 000-28638

                                 BMB MUNAI, INC.
                             -----------------------
                             Full Name of Registrant

                                       N/A
                            ------------------------
                            Former Name of Registrant

                              20A Kazibek Bi Street
            ---------------------------------------------------------
           Address of Principle Executive Offices (street and number)

                            Almaty, Kazakhstan 050010
                            -------------------------
                            City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

         If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statements or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

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Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Our quarterly report on Form 10-QSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

         Adam R. Cook                (801)                 355-2227
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         Name                      Area Code            Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

                    [X] Yes                                    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X] Yes                                    [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The estimated results of operations for the period ended September 30, 2005 contained in this filing are preliminary in nature and are based on assumptions and estimates of management. As such, the actual results of operations presented in the Quarterly Report on Form 10-QSB for the period ended September 30, 2005 could differ materially from the estimated results of operations presented herein.

         We anticipate that during the six months ended September 30, 2005 revenues will have increased from $291,987 to $2,047,973 and total operating expenses will have increased from $1,506,716 to $6,381,622 compared to the six months ended September 30, 2004. It is expected that loss from operations will have increased approximately 257% for

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         the six months ended September 30, 2005 compared to the six months ended September 30, 2004. We also expect to realize a net loss of approximately $4,247,775 for the six months ended September 30, 2005 compared to a net loss of $1,249,656 during the six months ended September 30, 2004. We anticipate a net loss per common share of approximately $0.13 for the six months ended September 30, 2005 compared to a net loss of $0.05 per common share for the six months ended September 30, 2004. Loss from operations, net loss and net loss per common share could differ from the amounts disclosed herein based on the results of our reserve report.

         The increases in revenues, expenses, loss from operations and net loss during the six months ended September 30, 2005 compared to the same six month period ended September 30 2004 are due to the fact that we did not begin active exploration and development activities until the final four months of the 2004 fiscal year.

                                 BMB Munai, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: November 14, 2005                          By: /s/ Adam  R. Cook
                                                    ----------------------------
                                                    Adam  R. Cook, Secretary

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